UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Pyxis Tankers Inc. (the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K to the U.S. Securities and Exchange Commission for the purpose of providing the Notice and Proxy Statement for the Company’s Annual Meeting of Shareholders, which will be held on November 13, 2018, and the Proxy Card for the Company’s Annual Meeting of Shareholders, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively.

Exhibit Number	Document

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement of Pyxis Tankers Inc. for the 2018 Annual Meeting of Shareholders

99.2	Proxy Card for the 2018 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

	By:	/s/ Henry Williams
	Name:	Henry Williams
	Title:	Chief Financial Officer

Date: October 18, 2018